UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant

Code Rebel Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

77 Ho’okele Street, Suite 102

City, State and Zip Code

Kahului, HI 96732

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Code Rebel Corporation (the “Company”) is unable to timely file its Form 10-K Annual Report for the year ended December 31, 2015 (the “Form 10-K”) without unreasonable effort and expense. The Company’s delay in filing the Form 10-K for the year ended December 31, 2015 is due principally to the need to complete all steps and tasks necessary to finalize the Company’s annual financial statements and other disclosures required to be in the filing. The Company has not provided sufficient information for its independent public accountants to complete the audit of the financial statements of the Company required to be included in the Form 10-K.  The Company intends to file the Form 10-K within the 15 calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended. The statement required by Rule 12b-25(c) is attached as Exhibit 99.1 to this notification of late filing.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arben Kryeziu	808	871-6496
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit A.

         Forward-Looking Statements

        This Notification on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995, including statements regarding the Company’s financial results for the year ended December 31, 2015 and the Company’s ability to file its Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the year ended December 31, 2015 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-K.

Code Rebel Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Arben Kryeziu
	Name:	Arben Kryeziu
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A
to
Form 12b-25
Part IV, Item (3)

The Company anticipates significant changes in the results of its operations for the fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014. The following financial information are estimates being provided solely to comply with the disclosure required in paragraph 3 of Part IV of this Form 12b-25. The Company’s auditors have not yet completed the audit of the Company’s financial statements and therefore the estimates provided below are subject to change.

For the fiscal year ended December 31, 2015, the Company incurred a net loss of $2,405,903 compared to a net loss of $679,942 for the twelve months ended December 31, 2014, primarily attributable to an increase in consulting expenditures and an increase in administrative expenses due to a one-time charge for an early termination of a contract related to an advisor relationship

For the fiscal year ended December 2015, the Company’s revenues increased by 136% to $526,399, from $223,453 for the twelve months ended December 31, 2014, primarily due to the acquisition of ThinOps Resources, LLC on July 31, 2015.